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The Riot and the Dance





The Riot and the Dance: Pilot Episode
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THE RIOT AND THE DANCE
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THE RIOT AND THE DANCE

1. This is the first faith-based nature docuseries conveying that men and women are part of God's plan and not a poison to be ashamed of for living on this earth.
2. There is huge demand for faith-based projects done right. Our hope is that by combining a multi-billion dollar industry with great faith-based storytelling will create a recipe for success.
3. The Riot and the Dance team intends to partner with Angel Studios for the distribution of a multi-series nature documentary that shows God's hand in the beauty around the world.
4. The pilot episodes have received a 78% Audience Score on Rotten Tomatoes.
5. Stories are told to delight in families and unity with nature.
6. Teach your children to love God and nature.



THE BEST OF FAITH & NATURE
FAITH BASED SHOWS
(done right)
The CHOSEN
2021
$55M+
2020
$37M
2018
$11M CROWDFUNDED



NATURE DOCUMENTARIES
(not faith based)

NATIONAL GEOGRAPHIC
DISNEY NATURE
BBC
NETFLIX
PBS
DISCOVERY CHANNEL

= MULTI BILLION DOLLAR INDUSTRY

THE **RIOT** AND THE **DANCE**

*Success in other projects does not guarantee success in The Riot and the Dance. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.



"Beautiful visuals, story-driven, and transcendent in the message. Most nature docs can't be anything other than nihilistic without hand-over-the-eyes inconsistency, but not this..."

BRIAN S.
ROTTEN TOMATOES REVIEW

"If you possibly can, go see this movie! As you hear, the kids and I all enjoyed it. Even the youngest were kept entertained and the message is clear and unabashed."

CHERI FIELDS
CREATION SCIENCE FOR KIDS





"The Riot and the Dance is beautifully produced with stunning footage and intelligent, interesting narration."

MOVIE GUIDE

"All of creation proclaims the glory of God. Dr. Wilson really did a stunning job of showing off God's majesty, creativity, and even His sense of humor. Creation is amazing because God is amazing. I personally don't have enough faith to be an atheist and this film was absolute evidence. We are a special creation in that we are the only creation made in the image of the Living and the True God."

BETH
ROTTEN TOMATOES REVIEW





ASK THE BEASTS *and they shall teach you.*

Job 12:7

Overview

For too long nature documentaries, a multi-billion dollar sector in the entertainment industry, have been completely controlled by groups who do not believe in a divine creator. Parents want their children to appreciate the beauty of the earth while still understanding that there is a creator and we are part of his creations.

The Riot and the Dance teaches families just this. You will get the beauty of other incredible nature documentaries while not feeling guilty about living on the earth.

Our vision, with Dr. Gordon Wilson as our host, is to turn *The Riot and the Dance* into a multi-season series the whole family can enjoy together to learn from the Greatest Artist in the history of history, who is showing His work outside your door right now and forevermore.

The *Planet Earth* franchise alone has a revenue of more than $108 million worldwide. It is our hope that, like other nature documentaries that have been widely accepted and profitable, our faith-based nature documentary will demonstrate similar potential. We also know that there is a need for good faith-based storytelling. Like *The Chosen*, we will use our faith-filled lens to tell the story of God's creations.

The Riot and the Dance is planning to disrupt this multibillion-dollar industry by creating a multi-season TV series. It will take you and your family throughout the entire world allowing everyone to experience the most magnificent of God's creations while giving credit to Him who created them.

If you love nature, love to learn about its true creator, and want to teach your family how important their lives are here on earth, with your potential support, *The Riot and the Dance* will make this possible.

Previous Episodes

The Riot and the Dance has already produced their first two episodes. Parents and kids are raving about how they can learn about the beauty of God's creations while still understanding their purpose here on earth with those creations.

In 2018, *The Riot and the Dance: Earth* was released on 1,100 screens around the U.S. reaching tens of thousands of viewers. Through our partnership with Classical Conversations and YouTube Live, we were determined to make this cinematic celebration of creation available to tens of thousands of more viewers! From these events, we received an Audience Score of 78% on Rotten Tomatoes. Even in our initial efforts to spread our message around the world, we saw immediate success. We hope to continue that trajectory to cast a wider net.



What Will the Show Be Like?

There are dozens of nature documentaries and series from some of the biggest names in entertainment: Disney, National Geographic, Discovery, Living Planet, etc… Exactly 0 of these mainstream series teach from a perspective of faith in God as the creator.

We want to bring you boisterous new nature series featuring a biologist who was once told he would never succeed if he kept blabbing about all that silly Creator-creature nonsense.

We hope you'll join us to make this series possible. We want to take you from Australia to Ecuador. From the land, into the water. We can't wait for *The Riot and the Dance* to become a worldwide nature series with many more episodes. If we were to raise money with a campaign, we want to give you half hour 8-10 episodes with a $5 million budget.

Deeply Rooted Values

The Riot and the Dance is a deeply moving series that will teach parents and kids alike the instrumental role a Creator has in this world and how we as His children fit perfectly into that plan. While society is constantly trying to indoctrinate our children with pervasive and subversive messaging about nature and life, our team's mission is to teach our children to love God and nature.

It's important to take an active role in selecting content that will help kids become incredible adults. This series delivers on that promise by weaving these themes into the story of the world itself:

- The universe has a loving Creator and wasn't just happenstance.
- Our role in this world is foundational, not confrontational.
- Men and women are God's children, not a poison to the earth.
- Faith-based content is essential to our culture and lives.
- The beauties of this world are boundless.
- Connecting with nature draws us closer to God.



N.D. Wilson

Executive Producer

N.D. Wilson is a creator, producer, filmmaker, and the bestselling author of thirteen adventure/fantasy novels along with multiple picture books. His hit Netflix show, Hello Ninja, is in its fourth season, and several other animated shows are now in development. Wilson began his storytelling career daydreaming in the sixth grade and has not stopped telling stories ever since, moving constantly across genres and mediums. For decades, Wilson dreamed about creating a nature documentary franchise that would strengthen families and glorify the Creator instead of random chance. In The Riot and the Dance series, that dream is finally becoming a reality.



Aaron Rench

Executive Producer

Aaron Rench is a producer, writer and the co-founder of Gorilla Poet Productions with N.D. Wilson. At Gorilla Poet he manages the development, production and acquisition of intellectual properties. He is an Executive Producer of the hit Netflix show, Hello Ninja, which is in its fourth season. He also produced Wilson's feature directorial debut, The River Thief, starring Joel Courtney, and is the producer of The Riot and the Dance series. Rench holds an MFA from Oxford University and loves playing basketball games in the driveway with his kids.



Dr. Gordon Wilson

Host, Narrator

Dr. Gordon Wilson was on the science faculty of Liberty University from 1991-2003 and is now a Senior Fellow of Natural History at New Saint Andrews College in Moscow, Idaho. "Dr. G" received his Ph.D. in Environmental Science and Public Policy from George Mason University and also earned an M.S. in Entomology and a B.S. in Education/Biology from the University of Idaho. He has published scientifically on Eastern Box Turtle reproduction and now regularly writes popular natural history articles for Answers Magazine. In 2019, he published the book, A Different Shade of Green: A biblical approach to environmentalism and the dominion mandate. He co-hosts the podcast, "Notes from the Field" and has recently published a biology textbook also called, The Riot and the Dance. More than anything, Gordon loves encountering critters in the field, especially when he is guiding others--from his own grandchildren to college students--in his never ending quest to find, appreciate, and love every animal God might bring his way. Gordon's faith, his scientific expertise, and his simple, childlike joy are what made him the perfect on-camera guide for The Riot and The Dance feature length documentaries. Now, those same strengths are bringing him back for the series.

The Challenge

The problem? Creating a nature series like this is against the rules. The big names get to fly anywhere in the world, call up the local scientists, and get the tracking data for the animal herds they want to film- an express lane.

We, on the other hand, get to operate like outlaws. We get to find and film animals the old-fashioned way, and we love it. Except when some of the local government and science officials try to obstruct our filming.

But this leads to miraculous experiences like filming whales off the coast of California. We only had enough time and money for one day of filming ... and got the most beautiful whale breach shot we've ever seen.

Planet Earth had a season budget of $25 million. A budget like that can get you million dollar shots of tranquilized animals, helicopter transported animals and other interferences with nature. We want to give you more with our money- uninterrupted happenings of the natural world. As the only nature documentary of our kind, we have a lot of ground to cover!

The Angel Studios Model



* Success in other projects does not guarantee success in The Riot and the Dance. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

Fortunately, a quality show that's good for your family doesn't mean it won't make money. Unlike other crowdfunding campaigns, we're not looking for donations, we're gauging interest from potential investors. That means if the show succeeds in earning enough revenue, our investors would earn a share of the profits.

We've learned from *The Chosen* that when faith based projects are done right, they can be extremely successful. Combine that with the fact that nature entertainment is already a $1 billion+ industry.

We believe *The Riot and the Dance* meets a huge need that hasn't been filled yet. A majority of Americans believe God is the creator -- yet current nature documentaries don't even acknowledge His existence.

We believe families everywhere will be excited for a nature series that glorifies God and helps us learn more about him through his beautiful creations. By expressing interest, you'll be helping create something that you believe in, something your whole family can binge-watch without any guilt whatsoever.

* There is no guarantee of any return. The success of other projects does not guarantee the success of this project.